November 8, 2006

VIA FEDERAL EXPRESS AND BY EDGAR

Ms. Nili Shah

Accounting Branch Chief

Mail Stop 7010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0510

Re:	Chemtura Corporation
Form 10-K Annual Report for the Year Ended December 31, 2005
Filed March 31, 2006
Form 10-Q for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006
File No. 1-15339

Dear Ms. Shah:

Following please find our response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated October 25, 2006 with respect to Chemtura Corporation (the “Company”).  Your letter was in response to our response letter of October 13, 2006 to your comment letter of October 2, 2006, which was in response to our response of September 21, 2006 to your comment letter of September 7, 2006.  Your September 7, 2006 letter was in response to our response letter of July 24, 2006 to your original comment letter of July 10, 2006.

Comment

In your October 25, 2006 comment letter, your office asks us to address “the applicability and impact” on our “subsidiaries’ Iran-related operation of the changes to the Iran and Libya Sanctions Act of 1996 (now the Iran Sanctions Act of 1996) effected by the Iran Freedom Support Act, executed on September 30, 2006 (hereafter “IFSA”).”  Specifically, we have been asked to discuss “revised section 5(b) of the Iran Sanctions Act of 1996, which provides for mandatory sanctions with respect to goods, services, technology, or other items exported, transferred or otherwise provided to Iran that would contribute to Iran’s ability to acquire or develop certain chemical and biological technologies.”

Response

As explained in our letter of October 13, 2006, the Company maintains a robust internal compliance program designed to ensure that international transactions by the Company and its overseas affiliates are conducted in a manner that is fully consistent with U.S. trade and economic sanctions and export control laws.  The relevant trade and economic sanctions and export control laws include export and reexport controls administered by the Commerce Department’s Bureau of Industry and Security, trade and economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control, and certain other laws, including the newly-enacted IFSA (Pub. L. 109-293), that can apply to activities of foreign persons as well as U.S. persons.  Thus, as a general matter, the Company’s commitment to compliance with U.S. laws includes a commitment to compliance with the law that is the subject of your office’s most recent comment.

More specifically, we can confirm that the Company’s foreign affiliates are not engaged in any activities covered by IFSA.  Section 5(b) requires the President to impose certain sanctions on persons who have “exported, transferred, or otherwise provided to Iran any goods, services, technology, or other items knowing that the provision of such .. . . items would contribute materially to the ability of Iran to (1) acquire or develop chemical, biological, or nuclear weapons or related technologies; or (2) acquire or develop destabilizing numbers and types of advanced conventional weapons.”  This provision plainly does not extend to our subsidiaries’ Iran-related business.

As we explained in our letter of October 13, our foreign affiliates’ Iran business consists of sales of small amounts of agricultural products and industrial additives for a range of benign, non-military uses.  (These goods are believed to be classified as “EAR99” under the Commerce Department’s Export Administration Regulations, and are thus deemed to have no known potential for military applications.)  Moreover, consistent with the Company’s commitment to complying with U.S. and other applicable laws, the Company’s overseas affiliates follow policies and procedures to protect against any end-user and end-use checks to guard against any proscribed use of the Company’s products.  Finally, the Company has no knowledge or basis for knowing that any sales of the Company’s products to Iran would or could be used in any activity proscribed by IFSA.

We trust that the foregoing fully addresses the concerns raised by your office in your October 25 and October 2, 2006 letters on this issue.

Very truly yours,

/s/ Karen R. Osar

Karen R. Osar

Executive Vice President and Chief Financial Officer